October 16, 2024

Chantelle Breithaupt
Chief Financial Officer
Arista Networks, Inc.
5453 Great America Parkway
Santa Clara, California 95054

       Re: Arista Networks, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-36468
Dear Chantelle Breithaupt:

       We have reviewed your August 8, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our July 25,
2024 letter.

Form 10-K for the Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 54

1. We note your response to prior comment 4. It appears that you manage your business by three primary types of customers: Cloud and AI Titans, Enterprise and Providers. This is evident since you track revenue for these sectors and discuss
       the sectors in your earnings calls. In future filings please disclose revenue by these categories in your MD&A. Provide us with your proposed future disclosure. We refer to guidance in Item 303 of Regulation S-K which states the objective of the MD&A is to allow investors to view registrants from management's perspective. Also, tell us if revenue or statistical information is provided to the CODM by any other categories such as: Core Data Center/Cloud/AI Switching Products, Adjacent Campus and
       Routing Products, and Network Software and Services.
       Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361
 October 16, 2024
Page 2

if you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology